UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D Under the Securities Exchange Act of 1934	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BHA GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

055446108

(CUSIP Number)

Michael R. McAlevey
Chief Corporate and Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06828
(203) 373-2967

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055446108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 625,352

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 625,352

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,352

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“BHA Common Stock”), of BHA Group Holdings, Inc., a Delaware corporation (“BHA”) having its principal executive offices at 8800 East 63rd Street, Kansas City, Missouri 64133.

Item 2.	Identity and Background

This statement is filed by General Electric Company, a New York corporation (“GE”) having its principal business address at 3135 Easton Turnpike, Fairfield, Connecticut 06828.  GE is one of the largest and most diversified industrial corporations in the world.  GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892.  Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.  GE’s products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; engineered materials, such as plastics, silicones and superabrasive industrial diamonds; and chemicals for treatment of water and process systems.  GE’s services include products services, electrical product supply houses; electrical apparatus installation and engineering, repair and rebuilding services.

For information with respect to the name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of GE, see Schedule A attached hereto which is specifically incorporated herein by reference in its entirety.  All such persons are citizens of the United States unless otherwise noted on Schedule A.

Neither GE, nor, to the best of GE’s knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreement described in Item 4 of this statement (the terms of which are hereby incorporated by reference) was entered into by GE and certain stockholders of BHA (the “Stockholders”) as an inducement to GE to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). GE did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholders granted GE an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement.

Item 4.	Purpose of Transaction

(a)-(b)     On May 31, 2004, GE, Casey Acquisition Company, a Delaware corporation and a wholly owned subsidiary of GE (“Sub”), and BHA entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Sub with and into BHA (the “Merger”), with BHA surviving the Merger as a wholly owned subsidiary of GE (the “Surviving Corporation”) upon the terms and conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement) each issued and outstanding share of BHA Common Stock (including each associated right to purchase BHA Common Stock) (other than BHA Common Stock held in treasury or owned by GE or any of its affiliates) will be converted into the right to receive $38.00 in cash in accordance with the terms and conditions of the Merger Agreement.  A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce GE to enter into the

Merger Agreement, GE and the Stockholders entered into a Voting Agreement dated May 31, 2004 (the “Voting Agreement”). According to the terms of the Voting Agreement, the Stockholders have agreed, among other things (i) to vote all the shares of BHA Common Stock owned by them in favor of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger and against (a) any Takeover Proposal (as defined in the Merger Agreement), other than the Merger and the Merger Agreement, or any Superior Proposal (as defined in the Merger Agreement) and (b) any proposal, other than the Merger and the Merger Agreement, that could reasonably be expected to (w) result in any change in the directors of BHA, any change in the present capitalization of BHA or any amendment to the Certificate of Incorporation or Bylaws of BHA, (x) result in a breach of any covenant, representation or warranty or any other obligation or agreement of BHA under the Merger Agreement, (y) impair in any material respect the ability of BHA to perform its obligations under the Merger Agreement or (z) otherwise prevent, materially delay or interfere with the consummation of the transactions contemplated by the Merger Agreement and (ii) with certain exceptions, not to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any shares into a voting trust, enter into a voting trust agreement or any other voting arrangement or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, change or other encumbrance with respect to such shares. The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The name of each Stockholder and the number of shares of BHA Common Stock held by such Stockholder and subject to the Voting Agreement as of May 31, 2004 are set forth on the signature pages thereto and Schedule A thereto, respectively. A copy of the Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

(c) Not applicable.

(d)           Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified. The officers of BHA immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed (as the case may be) and qualified.

(e)-(f)      The Merger Agreement restricts BHA from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), making acquisitions, selling assets, incurring indebtedness, changing its capitalization and paying dividends and otherwise requires BHA to operate in the ordinary course of business.

(g)           Upon consummation of the Merger, the Certificate of Incorporation of BHA shall be amended to read as set forth in Exhibit A to the Merger Agreement, which is incorporated herein by reference. Upon consummation of the Merger, the Bylaws of Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended.

(h)-(i)      Upon consummation of the Merger, BHA Common Stock will be delisted from the Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

(j)            Other than described above, GE currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although GE reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b)     As of May 31, 2004, the shares subject to the Voting Agreement consisted of 625,352 shares of BHA Common Stock and represented approximately 10.0%  of the issued and outstanding shares of BHA Common stock, based on BHA’s representation in the Merger Agreement that there were 6,282,274 shares of BHA Common Stock outstanding at the close of business on May 28, 2004.  By virtue of the Voting Agreement, GE may be deemed to share with the Stockholders the power to vote or, with certain exceptions, dispose of shares of BHA Common stock subject to the Voting Agreement.  However, GE is not entitled to any rights as a stockholder of BHA as to the shares of BHA Common Stock covered by the Voting Agreement.  As a result of the Voting Agreement, GE may be deemed to be the beneficial owner of 625,352 shares, or approximately 10.0%, of BHA Common Stock.

Pursuant to Rule 13d-4 under the Act, GE hereby states that this Schedule 13D shall not be deemed an admission that GE is, or for purposes of Section 13(d) of the Act, the beneficial owner of any of the equity securities of BHA that are subject to the Voting Agreement.

(c) Except as described in this Schedule 13D, to the best knowledge of GE there have been no transactions in the shares of BHA Common Stock effected by GE during the last 60 days.
(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3,4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.  As described in Item 4, GE anticipates it will acquire the entire equity interest in BHA pursuant to the Merger Agreement.  Other than the Merger Agreement and the Voting Agreement described in Item 4, to the best knowledge of GE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons on Schedule A and any person with respect to BHA Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. Agreement and Plan of Merger dated as of May 31, 2004 among GE, Sub and BHA.
Exhibit 2. Voting Agreement dated as of May 31, 2004 among GE and the Stockholders.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2004

GENERAL ELECTRIC COMPANY

	By:	/s/ Michael R. McAlevey
Name: Michael R. McAlevey
Title: Associate Secretary

EXHIBIT INDEX

EXHIBIT 1.            Agreement and Plan of Merger, dated as of May 31, 2004 among GE, Sub and BHA.

EXHIBIT 2.            Voting Agreement, dated as of May 31, 2004 among GE and the Stockholders.

Schedule A

GENERAL ELECTRIC COMPANY

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.I. Cash, Jr.	The Cash Concours 321 Arsenal Street Watertown, MA 02472	Retired Professor of Business Administration-Graduate School of Business Administration, Harvard University

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

A. M. Fudge	Young & Rubicam, Inc. 285 Madison Avenue New York, NY 10017	Chairman and Chief Executive Officer, Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield,CT 06828	Chairman of the Board and Chief Executive Officer General Electric Company

A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Chairman of the Board and Chief Executive Officer, Avon Products, Inc.

A.G. Lafley	The Proctor & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive, The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson 100 Albany Street; Suite 200 New Brunswick, NJ 08901	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson

R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide

NAME	PRESENT BUSINESS ADDRESS		PRESENT PRINCIPAL OCCUPATION

S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303		Retired Partner, King & Spalding

R.S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954		Chairman of the Board and President, Penske Corporation

R.J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201		Dean and Professor of Accounting, Johnson Graduate School of Management, Cornell University

D.A. Warner III	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 345 Park Avenue New York, NY 10154		Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank, and Morgan Guaranty Trust Company of New York

R. C. Wright	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112		Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.

Citizenship
	C. X. Gonzalez	Mexico
	A. Jung	Canada
	All Others	U.S.A.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer

P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Comptroller

F. Beccalli	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	President and Chief Executive Officer, GE Europe

C.T. Begley	General Electric Company 2901 East Lake Road Erie, PA 16531	President and Chief Executive Officer, GE Rail

D.L. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President - GE Transportation

J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Senior Vice President - Consumer & Industrial - Americas

W.H. Cary	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Corporate Investor Relations

K.A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and GE Treasurer

W. Castell	General Electric Company Pollards Wood Nightingales Lane Chalfont Street Giles England HP8 4SP	Executive Officer, General Electric Company; President and Chief Executive Officer, GE Healthcare

W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Human Resources

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

B. B. Denniston	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and General Counsel

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

S.C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President - GE Global Research

S. Fitzsimons	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Financial Planning and Analysis

Y. Fujimori	General Electric Company 21 Mita 1-chome Meguro-Ku 3d Floor Alto Tokyo, Japan 153-0062	Senior Vice President - GE Asia

A.H. Harper	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Equipment Services

B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Law and Public Affairs and Secretary

J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President - GE Healthcare Technologies

R.A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development

J. Krenicki, Jr.	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President - GE Advanced Materials

M.A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Commercial Finance

D.R. Nissen	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Senior Vice President - GE Consumer Finance

J.A. Parke	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President and Chief Financial Officer - GE Capital Services

R.R. Pressman	General Electric Company 5200 Metcalf Avenue Overland Park, KS 66501	Senior Vice President - GE Insurance

G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Chief Information Officer

NAME	PRESENT BUSINESS ADDRESS		PRESENT PRINCIPAL OCCUPATION

J. G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339		Senior Vice President - GE Energy

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828		Senior Vice President - Finance and Chief Financial Officer

L.G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062		Senior Vice President - GE Consumer & Industrial

W. A. Woodburn	General Electric Company 187 Danbury Road Wilton, CT 06897		Senior Vice President - GE Infrastructure

R. C. Wright	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112		Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.

Citizenship
	F. Beccalli	Italy
	W. Castell S. Fitzsimons	UK Ireland
	Y. Fujimori	Japan
	All Others	U.S.A.